(EXHIBIT B TO FORM C-AR)

Kylie.ai, Inc.
A Delaware Corporation

Financial Statements (Unaudited)

December 31, 2018

Kylie.ai, Inc.

TABLE OF CONTENTS

	Page
Financial Statements as of December 31, 2018 for the years then ended:	

KYLIE.AI, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2018

	__2018__
ASSETS	
Current Assets:	
Cash and cash equivalents	$ 127,926.55
Total Current Assets	$ 127,926.55
Fixed Assets:	
Equipment	$ 13,059.61
Accumulated Depreciation, Equipment	$ (11,981)
Total Fixed Assets	$ 1,078.61
Other Assets:	
Deposits & Other Assets	$ 1 6,275
Intangible Assets	$ 65,000
Total Other Assets	$ 81,275
Other Current Assets:	
Prepaid Expenses	$ 1,219.31
Total Other Current Assets	$ 1,219.31
TOTAL ASSETS	$ 211,499.47

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Liabilities:	
Current Liabilities:	
Credit Cards	$ 31,999.23
SAFE agreements liability	$ 1,146,000
Crowd Note	$ 467,587.50
Total Current Liabilities	$ 1,645,586.73
Stockholders' Equity (Deficiency):	
Common Stock, $0.0001	$ 420.29
Additional paid-in capital	$ 12,079.71
Convertible Debt Note (Matured December 7, 2017)	$ 10,000
Accumulated deficit	$ (1,456,587.26)
Total Stockholders' Equity (Deficiency)	$ (1,434,087.26)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 211.499.47

KYLIE.AI, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2018

	2018
Net revenues - Legion Analytics	$ 0
Net revenues - Kylie.ai	$ 272,527.10
Total net revenues	$ 272,527.10
Costs of net revenues	$ 17,056.42
Gross profit	$ 255,470.68
Operating Expenses:	
Employee Compensation	366,238.60
Payroll Taxes	32,332.13
Commissions/Bonuses	44,799.51
Benefits	25,961.43
Contractors	71,942.00
Recruiting Fees	14,856.10
Travels & Meetings	29,897.27
General Office Expenses	53,453.82
Professional Services	19,138.22
Marketing	52,196.06
Computer Software	7,898.69
Facilities	57,095.58
Depreciation & Amortization	14,283.00
Taxes	1,936.85
Total Operating Expenses	792,039.26
Net loss	$ (536,558.58)

KYLIE.AI, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2018

	2018
Cash Flows From Operating Activities	
Net Loss	$ (536,558.58)
Adjustments to reconcile net profit to net cash used by operations:	$ 49,630.95
Net Cash Used In Operating Activities	$ (486,927.63)
Cash Flows From Investing Activities	
Equipment	(8,564.22)
Rent Deposit	(4,625)
Accumulated Amortization - Website	5,000
Net Cash Provided By Financing Activities	$ (8,189.22)
Cash Flows From Financing Activities	
Proceeds from issuance of SAFE agreements	125,000.00
Net Cash Provided By Financing Activities	125,000.00
Net Change In Cash	370,116.85
Cash at Beginning of Period	$ 498.043.40
Cash at End of Period	$ 127,926.55

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

KYLIE.AI, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 for the years then ended

NOTE 1: NATURE OF OPERATIONS

Kylie.ai, Inc. (the "Company"), is a corporation organized February 12, 2014 under the laws of Delaware. The Company does business as Kylie.ai and formerly did business as Legion Analytics. The Company creates technologies to automate communication.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2017, the Company carried no receivables and no allowances.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of

financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $1,456,587.26. The Company pays Federal and California income taxes at rates of approximately 34% and 8.8%, respectively, and has used an effective blended rate of 39.8% to derive net tax assets of $366,171 as of December 31,

2018. Due to uncertainty, as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses of $536,558.58 for the year ended December 31, 2018 and current liabilities exceed current assets by $1,517,660.18 as of December 31, 2018. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: SAFE AGREEMENTS

During the year ended December 31, 2018, the Company entered into four SAFE agreements (Simple Agreement for Future Equity) with four investors in exchange for investments totaling $125,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the investors certain rights to future equity in the Company under the terms of the agreements.

All SAFE agreements entered into become convertible into shares of the Company's preferred stock upon a qualified equity financing where the Company sells preferred stock to investors at a fixed pre-money valuation (as further defined in the agreements). The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 15% discount to the pricing in the triggering equity financing; B) the price implied by a $5,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

Upon a liquidity event, the investors, at their option, will receive cash payments equal to the original investment, or automatically receive from the Company the number of shares of common stock equal to the original investment divided by the liquidity price (as defined in the agreements) at the time of liquidity event.

In the case of a dissolution event prior to expiration or termination, the Company will pay an amount equal to the original investment, in preference to any distribution of any of the assets of the Company to holders of the Company's outstanding capital stock.

As of December 31, 2018, the SAFE agreements have not yet converted as a qualifying financing had not yet occurred. The SAFE agreements are recorded as a liability until conversion occurs.

NOTE 6: CONVERTIBLE NOTES PAYABLE

In December 2015, the Company issued a $10,000 principal convertible promissory note to an investor. The convertible promissory note bears no interest and matured in December 2018. No principal or interest payments were due prior to maturity, and prepayments were not allowed.

The note's principal is automatically convertible into the Company's equity upon the next qualified equity financing of its preferred stock of at least $400,000 (as further defined in the agreement) at a price per share equal to the lesser of 80% of the price per share paid by the investors in the triggering financing or the price per share implied by a $2,500,000 valuation on the fully diluted capitalization of the Company (as defined in the agreement). In the event of a corporate transaction (as defined in the agreement) shall be automatically converted into the number of shares implied by a $2,500,000 valuation of the fully diluted capitalization of the Company or paid out in cash at two times the principal amount. If there is no qualified equity financing prior to maturity, the outstanding principal balance shall be convertible at the election of the noteholder at any time on or after the maturity date, into the price per share implied by a $2,500,000 valuation on the fully diluted capitalization of the Company (as defined in the agreement).

As of December 31, 2018, the convertible promissory note has not converted. The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through January 15th, 2018, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

Management's Assurance

I, Jamasen Rodriguez, certify that the financial statements of Kylie.ai, Inc. included in this Form are true and complete in all material respects.

/S/ Jamasen Rodriguez

Jamasen Rodriguez
Chief Executive Officer

No assurance is provided